Buenos Aires, June 1, 2004.
To the

Buenos Aires Stock Exchange

                                                             Re: Matter at Issue

Dear Sirs,

     We have the pleasure to write to you in order to ensure compliance with pending obligations under the Banco Galicia Uruguay S.A. agreement.  The regulatory authorities of Argentina and Uruguay have decided to authorize the establishment of a trust, which will offer additional backing for the debt obligations of Banco Galicia Uruguay S.A.

     Similarly, it has been decided that in conjunction with the implementation of said trust, the Central Bank of Uruguay will restore the statutory authority of Banco Galicia Uruguay S.A. to carry out activities necessary to meet said debt obligations.

     Given that it is not necessary to rely on the authorization to act as a commercial bank in order to carry out these activities, it has been decided to keep the authorization to function given by the Executive Power and to set aside the authorization by the Central Bank of Uruguay, continuing the Central

Bank's intervention until the trust's establishment is confirmed.

     The adoption of this decision by the Central Bank of Uruguay does not change any of the current terms or rights of the depositors and debt holders deriving from the agreement approved by the Uruguayan courts and from the company's successive swap agreements.

                                                  Yours sincerely,

                                                  Patricia M. Lastiry

                                                  Responsible Deputy

                                                  Market Relations